Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$2,591	$4,313	$2,566	$1,290	$1,715
Adjustment for companies accounted for by the equity method	39	150	63	(12)	(52)
Less: Capitalized interest	(70)	(56)	(39)	(37)	(46)
Add: Amortization of capitalized interest	32	36	36	37	36
	2,592	4,443	2,626	1,278	1,653
Fixed charges:
Interest and debt expense	322	377	448	464	447
Capitalized interest	70	56	39	37	46
Rental expense representative of interest factor	107	108	101	121	103
	499	541	588	622	596
Total adjusted earnings available for payment of fixed charges	$3,091	$4,984	$3,214	$1,900	$2,249
Number of times fixed charges earned	6.2	9.2	5.5	3.1	3.8